EXHIBIT 12.1

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(Unaudited)
Earnings
Income from continuing operations	$83,375	$44,694	$61,936	$17,299	$43,965
Fixed charges less capitalized interest	11,539	45,450	44,903	41,910	60,257

Earnings from continuing operations before fixed charges	$94,914	$90,144	$106,839	$59,209	$104,222
Fixed Charges
Interest expense, net of capitalized interest	$4,717	$33,938	$33,573	$30,497	$48,747
Capitalized interest, net of amortization	4,501	6,909	575	380	592
Estimated interest within rental expense	6,822	11,512	11,330	11,413	11,510
Total fixed charges	$16,040	$52,359	$45,478	$42,290	$60,849
Ratio of earnings to fixed charges	5.92	1.72	2.35	1.40	1.71

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, and (b) amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness, and (b) an estimate of the interest within rental expense.